Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED
RATIO OF EARNINGS TO FIXED CHARGES
YEARS ENDED DECEMEBER 31

($ in thousands)	2006	2005	2004	2003	2002
Earnings: Income before income taxes	$996,902	$100,507	$500,438	$531,672	$263,689
Add: fixed charges	32,414	31,864	6,104	1,694	514
Earnings for computation	$1,029,316	$132,371	$506,542	$533,366	$264,203
Assumed interest component of rent expense(1)	$3,212	$2,637	$2,377	$1,694	$514
Interest expense	29,200	29,227	3,727	—	—
Total fixed charges	32,412	31,864	6,104	1,694	514
Ratio of earnings to fixed charges	31.8	4.2	83.0	314.9	514.0
Preferred share dividends	37,295	4,379	—	—	—
Total fixed charges and preferred share dividends	$69,707	$36,243	$6,104	$1,694	$514
Ratio of earnings to fixed charges and preferred share dividends	14.8	3.7	83.0	314.9	514.0

(1)          33.3% represents a reasonable approximation of the interest factor.